FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

November 20, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

November 20, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC- BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to report partial results of the first of seven diamond drill holes comprising 12,414 feet from the 2006 drill program on the Pony Creek Property in Elko County, Nevada (the "Property"). The Property lies on the southern portion of the Carlin Trend, approximately 32 kilometers (20 miles) south of Newmont Mining Corporation’s 2 million ounce Au Rain mine. Diamond drill hole PC-06-03 intersected 27.4 meters (90 feet), from 94.5 meters (310 feet) to 121.9 meters (400 feet), of fractured and altered intrusive that returned an average grade of 1.2 g/tonne (0.035 ounces/ton) gold. Within this overall interval, from 117.4 meters (385 feet) to 121.9 meters (400 feet) was a 4.6 meter (15 foot) section that graded 3.42 g/tonne (0.10 ounces/ton) gold.

In addition to continued overall mapping and exploration of the Nevada property, the Company’s 2006 drill program had two primary objectives; first to upgrade the NI 43-101 compliant shallow inferred resource of 1.426 million ounces gold, and second, to explore and quantify a primary target of a higher grade Carlin Type Deposit at depth. The average grade results returned for Hole PC-06-03 were in line with the Company’s plan to significantly upgrade the shallow 1.426 million ounce Au resource.

Vertical hole PC-06-03 was drilled approximately 2.3 kilometers (1.4 miles) north of PC-05- 02/2A along the eastern edge of the northern lobe of the Pony Creek Intrusive and within the area of the existing inferred resource of 1.426 million ounces grading 0.044 ounces/ton gold. The hole was drilled as a near twin of the previous Uranerz RC hole PC-95-08 in an attempt to increase grade, test the base of the intrusive for mineralization and determine stratigraphy in this part of the Property.

The mineralized section was encountered in a variably altered and fractured quartz feldspar porphyry unit with local zones of weak to strong oxidation and pyrite disseminated from healed fractures. The Uranerz hole PC-95-08 reported a grade of 0.88 g/tonne (0.026 ounces/ton) over the same interval. The Grandview results indicate a 36% increase in grade from the PC-95-08, consistent with other findings by Grandview. The hole exited the

Grandview Gold Inc.

intrusive unit at a depth of 490.1 meters (1,608 feet) and appears to be in fault contact with an underlying limestone unit interpreted to be the Moleen Formation. The hole terminated at 2,510 feet. The Moleen Formation is a limestone unit with selectively silicified limestone beds (jasperoid beds), a common feature within the Carlin Trend. Gold grades were anomalous throughout this unit.

“We are very pleased with the results of the hole as it adds more credibility to the structural and stratigraphic model around the graben. Results also indicate that we may be able to achieve greater gold grades through diamond drilling versus RC drilling which should help us to increase the grade within the inferred resource. The intensity of alteration demonstrates a strong hydrothermal system and the persistence of anomalous gold values within the intrusive unit as well as the underlying sedimentary units encourages us to continue evaluating the property for the receptive stratigraphic units,” said Paul Sarjeant, P.Geo., President and CEO of the Company.

The drilling program was carried out under the supervision of David Knight, M.Sc., P.G., Director, Carlin Trend Mining Services, a “qualified person” as defined by National Instrument 43-101 and the information in this release was prepared under the direction of Paul Sarjeant, P.Geo., President and CEO of Grandview, who is also a “qualified person” as defined by National Instrument 43-101. Multi-element analysis results have yet to be received. Assay results have been very slow this year due to increased exploration activity in the area.

All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in Vancouver. Future results will be reported once received and reviewed by project staff. The Company has completed the 2006 drill program and has demobilized the drill rig. In total 3784 meters (12,414 feet) of coring was completed in 7 holes.

Grandview management and geologists believe that the Pony Creek Project could be one of the more promising gold properties in Nevada today. Outside of South Africa, north central Nevada's Carlin Trend is the most prolific gold region in the world. With over 895 claims over 29 square miles (7,485 hectares) under option from Mill City Gold Corp., Grandview's Pony Creek/Elliott Dome Project comprises the largest non-major land position on the prolific Carlin Trend.

The Pony Creek property is optioned to Grandview by Mill City Gold Corp. Grandview has an option to earn an undivided 60-per-cent interest in the Pony Creek property by incurring $3.5-million (U.S.) in resource exploration and development expenditures over a three-year period. Grandview has expended approximately $2.0-million (U.S.) to date and expects to complete the balance of its option agreement obligation with Mill City Gold within this 2006 drilling program.

Item 5.	Full Description of Material Change

November 20, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC- BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to report partial results of the first of seven diamond drill holes comprising 12,414 feet from the 2006 drill program on the Pony Creek Property in Elko County, Nevada (the "Property"). The Property lies on the southern portion of the Carlin Trend, approximately 32 kilometers (20 miles) south of Newmont Mining Corporation’s 2 million ounce Au Rain mine. Diamond drill hole PC-06-03 intersected 27.4 meters (90 feet), from 94.5 meters (310 feet) to 121.9 meters (400 feet), of

Grandview Gold Inc.

fractured and altered intrusive that returned an average grade of 1.2 g/tonne (0.035 ounces/ton) gold. Within this overall interval, from 117.4 meters (385 feet) to 121.9 meters (400 feet) was a 4.6 meter (15 foot) section that graded 3.42 g/tonne (0.10 ounces/ton) gold.

In addition to continued overall mapping and exploration of the Nevada property, the Company’s 2006 drill program had two primary objectives; first to upgrade the NI 43-101 compliant shallow inferred resource of 1.426 million ounces gold, and second, to explore and quantify a primary target of a higher grade Carlin Type Deposit at depth. The average grade results returned for Hole PC-06-03 were in line with the Company’s plan to significantly upgrade the shallow 1.426 million ounce Au resource.

Vertical hole PC-06-03 was drilled approximately 2.3 kilometers (1.4 miles) north of PC-05-02/2A along the eastern edge of the northern lobe of the Pony Creek Intrusive and within the area of the existing inferred resource of 1.426 million ounces grading 0.044 ounces/ton gold. The hole was drilled as a near twin of the previous Uranerz RC hole PC-95-08 in an attempt to increase grade, test the base of the intrusive for mineralization and determine stratigraphy in this part of the Property.

The mineralized section was encountered in a variably altered and fractured quartz feldspar porphyry unit with local zones of weak to strong oxidation and pyrite disseminated from healed fractures. The Uranerz hole PC-95-08 reported a grade of 0.88 g/tonne (0.026 ounces/ton) over the same interval. The Grandview results indicate a 36% increase in grade from the PC-95-08, consistent with other findings by Grandview. The hole exited the intrusive unit at a depth of 490.1 meters (1,608 feet) and appears to be in fault contact with an underlying limestone unit interpreted to be the Moleen Formation. The hole terminated at 2,510 feet. The Moleen Formation is a limestone unit with selectively silicified limestone beds (jasperoid beds), a common feature within the Carlin Trend. Gold grades were anomalous throughout this unit.

“We are very pleased with the results of the hole as it adds more credibility to the structural and stratigraphic model around the graben. Results also indicate that we may be able to achieve greater gold grades through diamond drilling versus RC drilling which should help us to increase the grade within the inferred resource. The intensity of alteration demonstrates a strong hydrothermal system and the persistence of anomalous gold values within the intrusive unit as well as the underlying sedimentary units encourages us to continue evaluating the property for the receptive stratigraphic units,” said Paul Sarjeant, P.Geo., President and CEO of the Company.

The drilling program was carried out under the supervision of David Knight, M.Sc., P.G., Director, Carlin Trend Mining Services, a “qualified person” as defined by National Instrument 43-101 and the information in this release was prepared under the direction of Paul Sarjeant, P.Geo., President and CEO of Grandview, who is also a “qualified person” as defined by National Instrument 43-101. Multi-element analysis results have yet to be received. Assay results have been very slow this year due to increased exploration activity in the area.

All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in Vancouver. Future results will be reported once received and reviewed by project staff. The Company has completed the 2006 drill program and has demobilized the drill rig. In total 3784 meters (12,414 feet) of coring was completed in 7 holes.

Grandview Gold Inc.

Grandview management and geologists believe that the Pony Creek Project could be one of the more promising gold properties in Nevada today. Outside of South Africa, north central Nevada's Carlin Trend is the most prolific gold region in the world. With over 895 claims over 29 square miles (7,485 hectares) under option from Mill City Gold Corp., Grandview's Pony Creek/Elliott Dome Project comprises the largest non-major land position on the prolific Carlin Trend.

The Pony Creek property is optioned to Grandview by Mill City Gold Corp. Grandview has an option to earn an undivided 60-per-cent interest in the Pony Creek property by incurring $3.5-million (U.S.) in resource exploration and development expenditures over a three-year period. Grandview has expended approximately $2.0-million (U.S.) to date and expects to complete the balance of its option agreement obligation with Mill City Gold within this 2006 drilling program.

For further information contact Paul Sarjeant, President and CEO of Grandview at 416.486.3444 or visit the Company's website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 20th day of November 2006.

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.